Exhibit 99.1

For immediate release:

PreMD Inc. Announces Third Quarter Conference Call

Toronto, Ontario (November 6, 2006) --- Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced it will hold a conference call and webcast on Thursday, November 9, 2006 at 9:00 a.m. (ET) to review financial results and operating highlights for the third quarter results.

The event will be hosted by Dr. Brent Norton, President and CEO and Ron Hosking, Vice President and CFO. To listen to the conference call, please dial (800) 732-1073. The event will be webcast live at www.premdinc.com or www.newswire.ca and subsequently archived for three months.

A replay of the call will be available until November 16, 2006 by dialing (416) 640-1917 or (877) 289-8525 and entering access code 21209075#.

About PreMD Inc.
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.

This news release contains forward-looking statements, including the Company’s expectations related to future performance. Known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements include, among others: the successful and timely completion of clinical studies; the successful development or marketing of the Company’s products and the competitiveness of the Company’s products if successfully commercialized; whether reimbursement for the Company’s products will be available and the potential impact of reimbursement policies imposed by third-party payers on the development, usage and pricing of the Company’s products; the lack of operating profit and availability of funds and resources to pursue R&D projects and clinical trials; product liability; the Company’s reliance on third-party manufacturers; the ability of the Company to take advantage of business opportunities; uncertainties related to the Company’s presentation of data to regulatory authorities and the approval of marketing applications by regulatory authorities; and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors and there can be no guarantee of the Company’s ability to obtain or maintain patent protection for its products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions, available at www.sedar.com and www.sec.gov, for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this news release as a result of new information, future events or otherwise.

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For more information, please contact:
Ron Hosking       Rhonda Chiger
Chief Financial Officer      Rx Communications Group, LLC
Tel: 416-222-3449 ext. 24      Tel: 917-322-2569
Email: rhosking@premdinc.com     Email: rchiger@rxir.com